NEWS RELEASE: February 21st, 2007

 ALMADEN OPTIONS VIKY PROJECT, MEXICO TO APEX SILVER

IN BRIEF:

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is pleased to announce that it has optioned its wholly owned Viky silver-lead-zinc project in Mexico to Apex Silver (AMEX: SIL). Apex Silver can earn a 60% interest from Almaden by spending US$5.6 M and by making cash payments to Almaden of US$1.35 M over 5 years. Apex Silver is committed to spend US$250,000 in the first year and make an initial payment of US$100,000 to Almaden. J. Duane Poliquin, CEO of Almaden commented that, ”Almaden is excited to be partnered with Apex Silver, a proven mine-building company. Their top-notch geologic abilities will be focused on testing our Viky project which Almaden generated through grassroots exploration.”

IN DEPTH:

Apex Silver is a mining exploration and development company. Its 65%-owned San Cristobal project is the world's largest development in silver and zinc. Apex Silver maintains an active exploration program with a focus on silver, base metals and gold in the Americas. The Ordinary shares of Apex Silver trade on the American Stock Exchange under the symbol "SIL."

The 11,000 hectare Viky project was discovered in 2005 during Almaden’s regional exploration program in Central Mexico and covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The property is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies. Eight samples taken by Almaden of silicified limestone returned silver values as high as 247 g/t and averaging 102 g/t, lead values as high as 12.9% and averaging 4.3%, zinc values as high as 0.16% and averaging 0.04% and significant copper and other indicator metals typical of a silver-rich sulphide replacement style geologic environment. In 2006, Almaden completed a large program of soil sampling, induced polarization (“IP”) geophysics, prospecting and rock chip sampling on the Viky property. Results from the program identified a broad zone of elevated silver, lead and zinc in soil spatially associated with high IP chargeability values at depth. Morgan Poliquin, M.Sc., P. Eng., a director of the company, is the qualified person reviewing the technical information in this news release and supervising Almaden’s exploration programs in Mexico, under the meaning of National Instrument 43-101. Samples were analysed at ALS Chemex laboratories in Vancouver, B.C., using fire assay, atomic absorption, and ICP-MS methodologies.

Almaden currently has 15 active joint ventures, including 10 in which other companies are carrying all costs in order to earn an interest in the related projects. Almaden will continue with its successful business model of creating new value by identifying high-potential projects and managing risk by forming joint ventures in which partner companies explore and develop these projects.

ON BEHALF OF THE BOARD OF DIRECTORS

«Morgan Poliquin»

______________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.